FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Société Anonyme with share capital of EUR 2,015,359,612

Corporate headquarters: 16, rue de la Ville l’Evêque—75383 Paris Cedex 08

Paris Register of Commerce: 542 062 559

www.suez.com—N° vert 0 800 177 177

Prospectus issued with respect to the implementation of the share buy-back program to be submitted for approval to the Combined Annual and Extraordinary General Meeting convened on April 20, 2004 and reconvened, in the absence of quorum, on April 27, 2004

AMF

Pursuant to Article L621-8 of the Monetary and Financial Code, this Prospectus was registered with the Autorités des marchés financiers (AMF) under the number 04-178 on March 22, 2004, in accordance with COB Regulation n° 98-02, as amended by Regulation n°2000-06. This document was prepared by the issuer and is the sole responsibility of its signatories. Its registration with the AMF does not imply approval of the share buy-back program nor authentication of the financial and accounting information presented.

INTRODUCTION

Pursuant to COB Regulation n° 98-02 of September 6, 1998, as amended by COB Regulation n° 2000-06, the purpose of this Prospectus is to describe the objectives, terms and conditions of the SUEZ share buy-back program to be submitted for approval to the Combined Annual and Extraordinary General Meeting convened on April 20, 2004 and, in the absence of quorum, reconvened on April 27, 2004, together with the impact of this program on shareholder interests.

The principal terms and conditions of this program are as follows:

–	securities concerned: shares listed on the Euronext Premier Marché
–	maximum percentage of the share capital authorized by the General Meeting for buy-back : 10%
–	Maximum authorized unit purchase price: €36
–	Minimum authorized unit selling price: €12
–	Objectives in decreasing order of importance: the stabilization of the stock market price of Company shares by systematically trading against current trends; the acquisition and sale of shares based on market conditions ; the subsequent cancellation of shares as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting; the retention of shares as part of the financial management of share capital and assets; the coverage of stock subscription or purchase option plans, the allotment or sale of shares to current or former Group employees or the implementation of stock purchase option plans; the transfer, sale or exchange of shares as part of financial transactions and notably in the event of an issue of composite securities[1].
–	Duration of the program: 18 months commencing on the date of the General Meeting

I.	REVIEW OF THE PREVIOUS SHARE BUY-BACK PROGRAM

Declaration made by the issuer with respect to transactions involving its treasury stock between March 1, 2003 and February 28, 2004

Percentage of treasury stock held directly or indirectly :	1.3%
Number of shares cancelled during the last 24 months :	32,373,156
Number of shares held in the securities portfolio :	13.5 million
Net book value of securities portfolio :	€ 207.6 million
Market value of securities portfolio :	€ 231.4 million
(share price as of 03/10/04 : €17.14)

[1]	Pursuant to the 13th and 14th resolutions approved by the General Meeting of April 27, 2004 SUEZ may, where applicable, undertake bond issues convertible into or exchangeable for new or existing shares.

	Cumulative gross amount		Open positions as of the registration date of the Prospectus
	Purchases	Sales/ Transfers	Positions opened on purchase			Positions opened on sale
Number of shares	3,574,579	1,200,000	Calls purchased	Puts sold	Forward contracts	Calls sold	Puts purchased	Forward contracts

Average maximum maturity date	Not applicable	Not applicable	NONE			NONE

Average price of the transaction	€12.6	€14.7		Not applicable		Not applicable

Average exercise price	Not applicable	Not applicable		Not applicable		Not applicable

Amounts	€45M	€17.6M		Not applicable		Not applicable

1,452,909 shares were purchased to stabilize the stock market price of the Company’s share based on market conditions and 2,121,670 shares were purchased as part of the financial management of share capital and assets.

Shares were sold to stabilize the stock market price of Company shares based on market conditions.

II.	OBJECTIVES OF THE SHARE BUY-BACK PROGRAM

The objectives of the SUEZ share buy-back program are presented below in decreasing order of importance:

–	the stabilization of the stock market price of Company shares by systematically trading against current trends,

–	the acquisition and sale of shares based on market conditions,

–	the subsequent cancellation of shares as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

–	the retention of shares as part of the financial management of share capital and assets,

–	the coverage of stock purchase or subscription option plans, the allotment or sale of shares to current or former Group employees or the implementation of stock purchase option plans,

–	the transfer, sale or exchange of shares as part of financial transactions and notably, where applicable, in the event of an issue of composite securities.

III.	LEGAL FRAMEWORK

Implementation of this program shall be submitted for approval to the Combined Annual and Extraordinary General Meeting of SUEZ shareholders convened on April 20, 2004, and to be reconvened, in the absence of quorum, on April 27, 2004, in the following two resolutions2:

Twelfth resolution: Authorization to trade in the Company’s shares

Shareholders, deliberating at the Ordinary General Meeting and having reviewed the Board of Directors’ Report and the Prospectus approved by the Autorité des Marchés Financiers, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, as presented below in decreasing order of importance, in connection with the following transactions:

•	the stabilization of the stock market price of Company shares by systematically trading against current trends,

•	their acquisition and sale based on market conditions,

•	their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

•	their retention as part of the financial management of share capital and assets,

•	their allotment or sale to current or former Group employees or the implementation of stock purchase option plans,

•	their transfer, sale or exchange as part of financial transactions,

in accordance with the following terms and conditions:

•	the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed €3.6 billion,

•	the maximum purchase price is set at €36 and the minimum selling price at €12. However, where it is decided to implement the options offered by paragraph 3 of the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated or over-the-counter market, and the implementation of option transactions, such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months from the date of this General Meeting and supercedes that granted by the eighth resolution presented to the Combined Annual and Extraordinary General Meeting of April 25, 2003.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make declarations to any governmental authorities and generally do all that is necessary.

2 The full text of these resolutions is presented in the AMF reference document.

Fifteenth resolution: Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, for a period of eighteen months, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months from the end of this General Meeting; it cancels and replaces the former authorization granted by the ninth resolution presented to the Combined Annual and Extraordinary General Meeting of April 25, 2003.

Shareholders confer full powers on the Board of Directors to:

–	perform such share capital reductions,

–	set the final amount of the decrease, determine the terms and conditions and acknowledge the completion thereof,

–	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

–	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

IV.	TERMS AND CONDITIONS

1. Maximum share in the share capital which may be purchased and maximum price which may be paid by SUEZ

SUEZ may purchase shares representing up to a maximum of 10% of the estimated share capital as of the date of the General Meeting, approximately 100.8 million shares3, for a maximum theoretical purchase consideration of €3.6 billion. SUEZ reserves the right to use the entire authorized share program.

At the end of February 2004, SUEZ held, directly or indirectly, 13.5 million of its own shares, representing 1.3% of the share capital.

As such and based on the estimated share capital at the date of the General Meeting, SUEZ may buy-back up to 87.3 million shares, representing 8.7% of the share capital, for a maximum purchase consideration of €3.14 billion.

SUEZ undertakes, should the share buy-back program lead it to hold, directly or indirectly, over 10% of its share capital, to sell or cancel within a 6-month period the fraction of this holding exceeding 10%.

2. Purchase procedures

The shares will be acquired, in whole or in part, on the market, through the purchase of share blocks or the use of derivative instruments, without, to the extent possible, increasing share volatility.

[3]	It is not possible to determine the exact number of shares which will make up the share capital as of the date of the General Meeting, due to the existence of potential share capital (see Section VII above).

Transactions may be performed at any time, including during a public offer within the limits allowed by applicable stock market regulations.

3. Duration of the share buy-back program

The buy-back program will expire, pursuant to the twelfth resolution presented to the Combined General Meeting, at the end of an 18-month period commencing on the date of this Meeting, i.e. until October 20, 2005, or October 27, 2005, should it be necessary to reconvene the General Meeting in the absence of quorum.

Share purchases may only be cancelled up to a maximum of 10% of the share capital by 24-month period.

4. Financing of the share buy-back program

SUEZ intends to finance the buy-back of its own shares through internal resources (SUEZ consolidated assets as of December 31, 2003 include total cash and cash equivalents of € 11.7 billion).

Note that total reserves recorded in parent company liabilities as of December 31, 2003 amount to approximately €16 billion, largely in excess of the maximum total consideration payable under the share buy-back program as indicated in section 1.

As of December 31, 2003, consolidated shareholders’ equity totaled € 11.7 billion and consolidated net borrowings € 14.9 billion.

V.	INFORMATION ENABLING AN ASSESSMENT OF THE IMPACT OF THE SHARE BUY-BACK PROGRAM ON THE GROUP FINANCIAL POSITION

The impact of the share buy-back program on the SUEZ financial statements was assessed, for information purposes only, based on the 2003 consolidated financial statements and the following assumptions:

•	buy-back at the beginning of the year of 87.3 million shares (8.7% of the share capital as of December 31, 2003) based on a share price of € 16.68 (the average share price over the last two months as of March 2, 2004),

•	a pre-tax financing cost of 4.5%.

On this basis, the impact of the share buy-back program on the 2003 financial statements is as follows:

M€	Consolidated financial statements as of December 31, 2003	Buy-back of 8.7% of the share capital	Pro forma financial statements after buy-back of 8.7% of the share capital	Impact of the buy- back in percentage terms
Shareholders’ equity, Group share	6,895.7	(1,456.2)	5,439.5	-21.1%
Total shareholders’ equity	11,742.9	(1,456.2)	10,286.7	-12.4%
Net indebtedness	14,991.1	1,456.2	16,447.3	+9.7%
Net loss, Group share	(2,165.2)	(65.5)	(2,230.7)	-3%
Weighted average number of shares outstanding	993,508,578	87,200,000	906,308,578	-8.7%
Net loss per share	(2.18)	(0.28)	(2.46)	-12.8%
Weighted average number of shares outstanding adjusted for the impact of dilutive instruments	1,050,675,187	87,200,000	963,475,187	-8.3%
Diluted net loss per share	(2.06)	(0.25)	(2.31)	-12.3%

	Sensitivity (full year equivalent)

	Purchase price for 8.7% of the share capital

	€15	€20

Loss per share (€)	-2.45	-2.47

	Financing cost

	4%	5%

Loss per share (€)	-2.45	-2.47

VI.	TAX REGIME

•	Transferee

The buy-back by SUEZ of its own shares with respect to their cancellation does not impact taxable net income.

In particular, any increase in value between the buy-back and cancellation dates does not generate a capital gain for tax purposes.

Furthermore, this transaction does not require the payment of withholding tax.

The buy-back by SUEZ of its own shares without cancellation will impact taxable net income if they are subsequently sold or transferred at a price different to the purchase price.

•	Transferor

As share buy-back transactions are performed pursuant to Article L. 225-209 of the Commercial Code, any gains realized by the transferor fall within the scope of the capital gains tax regime, in accordance with Article 112-6° of the General Tax Code.

Transferor	– French resident private individual

Disposals by a private individual, resident for tax purposes in France, are liable to tax under the regime provided in Article 150-OA of the General Tax Code.

Capital gains are taxable at 16% (26% including various social security contributions) where total annual sales of marketable securities and equivalents by the transferor exceed €15,000.

Capital losses incurred may be offset against capital gains of the same nature realized in the current year and the ten subsequent years, provided the aforementioned limit is exceeded in the year the capital losses are incurred.

•	Transferor – Non-resident private individual

Pursuant to Article 244 bis B of the general Tax Code, disposals by a non-resident are exempt from tax provided his or her direct or indirect interest in SUEZ does not exceed 25%.

•	Transferor – corporate entity

Disposals by a corporate entity, liable to corporate income tax and resident for tax purposes in France, are liable to tax under the professional capital gains tax regime (Article 39 duodecies et seq. and 209 quater of the General Tax Code).

Investors should note that the above is only a summary of the current tax regime and that their individual tax position should be discussed with their usual tax advisor.

VII.	INTENTION OF INDIVIDUALS CONTROLLING, ALONE OR IN CONCERT, THE ISSUER

No individual, acting alone or in concert, controls SUEZ.

VIII.	SUEZ SHARE OWNERSHIP

As of December 31, 2003 the share capital was made up of 1,007,679,806 outstanding shares, representing 1,131,538,032 voting rights :

	% capital *	% voting rights **

• Groupe Bruxelles Lambert (GBL)	7.2%	12.5%

• Employee shareholders	3.9%	4.5%

• Crédit Agricole Group	3.4%	5.8%

• CDC Group	3.2%	3.7%

• Cogema	2.3%	2.8%

• CNP Assurances	1.7%	1.5%

• Caixa	1.5%	1.4%

• Treasury stock	1.3%	—

• Sofina	1.2%	1.1%

• Other shareholders	74.3%	66.7%
(to the Company’s knowledge, no shareholder in this category owns more than 5% of the share capital)

	100%	100%

*	calculated based on the number of shares outstanding as of December 31, 2003
**	calculated based on reported voting rights of 1,130,775,146 (AGM of April, 25 2003)

There are no shareholder agreements.

To the Company’s knowledge, no other shareholder holds, directly, indirectly or in concert, 5% or more of the share capital or voting rights.

SUEZ potential share capital as of December 31, 2003 is as follows:

Plan	Stock options exercised in 2003	Stock options not exercised	Expiry date

Lyonnaise des Eaux Stock Option Plans

06/14/1995	199,450	Expired plan	06/14/2003
07/24/1996	55,653	656,907	07/24/2004

Total	255,103	656,907

SUEZ Stock Option Plans

11/17/1997	0	4,734,000	11/17/2005
11/28/2000	0	6,343,250	11/28/2010
12/21/2000	0	2,901,500	12/20/2010
11/28/2001	0	12,815,250	11/27/2011
11/20/2002	0	8,943,092	11/19/2012
11/19/2003	0	7,800,970	11/18/2013
Total		43,538,062

	255,103	44,194,969

Potential share capital may result from:

1- the exercise of stock subscription options:	44,194,969

2- the conversion of January-February 1996 4% convertible bonds of €79.27 nominal value each:	12,969,640

Total :	57,164,609

IX.	RECENT EVENTS

Announced January 9, 2003, the 2003-2004 Action Plan has been executed and exceeds the announced objectives. With its divestments in the communications sector (Coditel, Codenet, Paris Première, M 6, Noos) and the sale of investments, the Group has strengthened its core-business focus (Energy, Environment) and stabilized its corporate structure. SUEZ’s net debt was reduced to € 13.9 billion. The full cost of the Plan has been charged to 2003 income. As a result, net loss, Group share stood at € – 2,165 million. In a difficult economic environment, SUEZ posted good operating performance and vigorous organic growth in revenue (+ 6.1%) and EBITDA (+ 4.9%). Net current income, Group share growth was € 747 million (+ 29%, excluding exchange rate fluctuations and changes in Group structure).

Responsibility for the Prospectus

To the best of our knowledge, the information presented in this Prospectus fairly reflects the current situation and includes all information required by investors to assess the SUEZ share buy-back program. We confirm that no information likely to have a material impact on the interpretation of this document has been omitted.

Gérard Mestrallet

Chairman and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 5, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary